REG TECHNOLOGIES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
DATED September 22, 2008

The following discussion of the results of operations of the Company for the fiscal year ended April 30, 2008, and in comparison to the same period of the prior year, should be read in conjunction with the Company’s Financial Statements and accompanying notes for the years ended April 30, 2008 and 2007.

Overall Performance

We are engaged in the business of developing and building an improved axial vane-type rotary engine known as the Rand CamTM Direct Charge (“RC/DC”) Engine, which is a variation of the Original Engine. The Original Engine is an axial vane rotary engine, the worldwide marketing rights to which are held by Reg Technologies, Inc. excluding the U.S. rights that are licensed to REGI U.S., Inc. Since no marketable product has yet been developed, we have not received any revenues from operations.

Selected Annual Information

The following information is derived from our financial statements for each of the three most recently completed financial years:

	April 30, 2008	April 30, 2007	April 30, 2006
Net sales or total revenues	$nil	$nil	$nil
Net loss - per share undiluted - per share diluted	(480,145)	(641,453)	(1,033,398)
	(0.02)	(0.03)	(0.04)
	(0.02)	(0.03)	(0. 04)
Total assets	151,296	424,876	500,056
Total long-term financial liabilities	$ nil	$ nil	$nil
Cash dividends declared per share	$ nil	$ nil	$nil

Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP.

The Company is a development stage company in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology. The worldwide marketing and intellectual rights, other than the U.S., are held by Reg Technologies, Inc. a Canadian public company, which owns 5.9 million shares (directly and indirectly) of REGI U.S., Inc. (a U.S. public company). REGI U.S., Inc. owns the U.S. marketing and intellectual rights. Rand Energy Group Inc. and REGI US, Inc. have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology. As at April 30, 2008 Rand Energy Group Inc. owes Reg Technologies $1,898,357 (2007 - $1,961,533) which will be fully repaid prior to royalty obligations due, and prior to dividends being paid to the owners of Rand Energy Group Inc.

The Company’s direct investment in REGI U.S. Inc., together with its 51% ownership in Rand Energy Group Inc., gives it control over 5,852,816 shares of REGI U.S. Inc., which shares had a value of approximately US$3,043,464 as of September 16, 2008. The Company can sell, through a registered broker, up to 224,000 shares of REGI U.S., Inc., being 1% of the issued shares, during any 90-day period.

Results of Operations for the fiscal year ended April 30, 2008 (“2008”) as compared to the fiscal year ended April 30, 2007 (“2007”)

The Company had consolidated net loss of $480,145 in 2008 as compared to net loss of $641,453 (restated) in 2007. This decrease in net loss is mainly due to the fact that the Company had a decrease on administrative expenses expense of $249,524 in 2008. Gain on sale of subsidiary’s shares decreased by $324,825 from $616,974 in 2007 to $292,149 in 2008. Gain on issue by subsidiary of its own shares outside the consolidated group increased by $81,520 from $147,414 in 2007 to $228,934 in 2008. Interest income decreased by $13,138 from $14,414 in 2007 to $1,276 in 2008. Non-controlling interest increased by $293,505 from $467,958 in 2007 to $761,463 in 2008. Research and development increased by $71,513 to $276,616 in 2008 from $205,103 in 2007 while general and administrative expenses decreased by $249,524 to $1,428,432 in 2008 from $1,677,956 in 2007. This net decrease is a result of less activity in the Company. Professional fees decreased by $31,865 from $263,838 in 2007 to $231,973 in 2008. Stock-based compensation for 2007 was $296,528 compared to $247,059 in 2008.

Financing Activities

The Company’s cash position as at April 30, 2008 was $258. Subsequent to the year ended April 30, 2008, Reg Technologies Inc. issued 1,315,168 units at $0.40 per unit for proceeds of $526,067, net of finder’s fees of $23,070. Each unit consists of one share of common stock and one warrant. Each warrant will enable the investor to purchase one additional share at an exercise price of $0.50 per share in the first year or $0.60 per share in the second year.

Nature of the Company’s Operations

We are engaged in the business of developing and building an improved axial vane-type rotary engine known as the Rand CamTM Direct Charge (“RC/DC”) Engine, which is a variation of the Original Engine. The Original Engine is an axial vane rotary engine, the worldwide marketing rights to which are held by RAND. A United States patent was issued for the RC/DC Engine on July 4, 1995, and assigned to us. Since no marketable product has yet been developed, we have not received any revenues from operations.

The RC/DC Engine is based upon the Original Engine patented in 1983. Brian Cherry, a former officer and director of the Company, has done additional development work on the Original Engine that resulted in significant changes and improvements for which the U.S. patent has been issued and assigned to us. We believe the RC/DC Engine offers important simplification from the basic Original Engine, which will make it easier to manufacture and will also allow it to operate more efficiently.

Based upon testing work performed by independent organizations on prototype models, we believe that the RC/DC Engine holds significant potential in a number of other applications ranging from small stationary equipment to automobiles and aircraft. In additional to its potential use as an internal combustion engine, the RC/DC Engine design is being employed in the development of several types of compressors, pumps, expanders and other applications.

To date, several prototypes of the RC/DC Engine have been tested and additional development and testing work is continuing. We believe that such development and testing will continue until a commercially feasible design is perfected. There is no assurance at this time, however, that such a commercially feasible design will ever be perfected, or if it is, that it will become profitable. If a commercially feasible design is perfected, we do, however, expect to derive revenues from licensing the Technology relating to the RC/DC Engine regardless of whether actual commercial production is ever achieved. There is no assurance at this time, however, that revenues will ever be received from licensing the Technology even if it does prove to be commercially feasible.

We believe that a large market would exist for a practical rotary engine which could be produced at a competitive price and which could provide a good combination of fuel efficiency, power density and exhaust emissions.

Based on the market potential, we believe the RC\DC Engine is well suited for application to internal combustion engines, pumps, compressors and expansion engines. The mechanism can be scaled to match virtually any size requirement. This flexibility opens the door to large markets being developed.

We have built prototypes for these products including air pumps for fuel cell applications and air conditioning compressors. Our strategy is to develop engines and compressors for low to medium horsepower applications, then apply the Technology to larger applications. We plan to license the Technology or enter into joint venture arrangements for other specific applications. The licensee or joint venture partners will then provide funding for research and development of the specific applications. To date, we have, through our subsidiary REGI US, completed several license agreements.

PRODUCTS AND PROJECTS

Rand Cam Technology

Gasoline and Diesel Engine

Two prototype engines were built in 1993 and 1994 by the WVURC to run on gasoline. Testing on these prototypes suggested that the concept is fundamentally sound and that with a program of engine review, design, testing and development, a technically successful range of engines can be developed. The current prototype design for the diesel engine was designed by a consortium made up of Alliant Techsystems (formerly Hercules Aerospace Company) ("Alliant"), WVURC and us. Alliant was involved in the design and development including drawings for the RC/DC diesel engine. In addition Alliant performed extensive analysis on the diesel engine including bearings, cooling, leakage, rotor, vanes, housing, vane tip heating, geometry and combustion. This engine was designed as a general purpose power plant for military and commercial applications. A prototype of the diesel engine has been assembled and tested.

On January 24, 2006 we announced the completion of several continuous successful combustion tests at 245 RPM on the new version of the Rand Cam™ engine. Several spin tests were conducted initially up to 800 RPM on the new modified version of the Rand Cam™ engine. An insignificant amount of wear on the engine was confirmed during the months of December 2005, and January 2006.

The world wide patents cover Canada and several countries in Europe, namely, Germany, France, Great Britain, and Italy. Reg Technologies, Inc., together with REGI U.S., Inc., is in the process of testing a Rand Cam™ diesel engine for a generator application for hybrid electric cars. Additionally, our licensee for the 42 H.P. production model diesel Rand Cam™ is currently completing the engine for unmanned aerial applications for the U.S. military.

Compressor

We contracted Coltec, Inc., a Columbus, Indiana engineering firm, to fabricate the Rand Cam (TM) air conditioning compressor for buses. The testing is to be conducted by Trans/Air Manufacturing Corporation, one of the largest manufacturers of air conditioning units for buses, which has agreed to jointly develop and manufacture the working model compressor. The prototype compressor was delivered to Trans/Air in January 2001.

A special 3.2 SCFM air compressor has been designed and built for a large fuel cell customer. The customer has reviewed the design and his comments including type of drive motor, inlet and outlet piping arrangements and mounting considerations were incorporated and final drawings were prepared.

In January, 2004, testing for the air conditioning compressor for buses application had commenced by Trans Air Manufacturing. The new manifold has been installed on the working prototype compressor and pressure testing has commenced. Trans Air Manufacturing will first perform bench testing to baseline speed, performance, and power consumption data before designing to install on a vehicle for “real world” testing.

Based on the successful completion of the Joint Venture, being the development and successful testing of a working prototype of the Bus Compressor, Trans Air shall have the exclusive right and shall use its reasonable efforts to market, merchandise, sell and exploit the Bus Compressor within the markets or geographical areas in which Trans Air, in its sole option and discretion, believes such efforts would be appropriate. Currently Brian Cherry, our Vice President of Research and Development, is overseeing the testing of the air conditioning compressor.

In August 2004, we completed compressor tests which displayed encouraging results of up to 25 P.S.I. with only 800 R.P.M. The testing for the compressor was completed on behalf of Trans Air Manufacturing for air-conditioning in bus applications, and exceeded our expectations. We are currently negotiating a license agreement for compressor applications, to be announced when the terms and conditions are finalized.

Ceramic Rand CamTM Engine

In February, 2004 we announced that a REGI licensee for unmanned vehicle system engines had completed testing of the prototype 42 H.P. engine. Tests occurred at Adiabatics in Columbus, IN and at the U.S. Navy's test facility at Patuxent River, MD. The initial test results demonstrated that the first generation prototype engine generated pressure and temperature. The licensee has started design of a second generation prototype. The documentation and one of the completed 42 H.P. Rand Cam(tm) engines have been delivered to REGI U.S., Inc. as part of the license agreement.

On February 14, 2006 the 125 H.P. RadMax™ engine was received by REGI from Radian Milparts and will be tested by the Company’s rotary engine specialist. The 125 H.P. RadMax™ engine is the improved version of the 42 H.P. RadMax™ engine, which focused on eliminating leak paths and was designed for maintainability.

In March 2006 we announced that final modifications, which were successfully implemented on the 42 H.P Rand Cam™, were being completed by Ebco Industries, for the 125 H.P. version of the RadMax™ engine. The modifications will be completed during 2006 and an extensive testing program will commence. The 125 H.P. RadMax™ engine has been thoroughly designed with advanced sealing methods by Radian Milparts, which will be the production model for presentation to several major companies interested in licensing the technology from REGI U.S., Inc. The testing will consist of endurance to determine wear and tear, and maintenance factors /hydrocarbons /calculations and fuel efficiency using a state-of-the-art computerized fuel injection system.

On June 20, 2006, the final modifications for the 125 H.P. version of the RadMax™ engine were completed by Ebco Industries. The assembling of the 125 H.P. engine has commenced and testing is planned for mid September. The testing will consist of endurance to determine wear and tear, and maintenance factors /hydrocarbons /calculations and fuel efficiency using a state-of-the-art computerized fuel injection system. Biodiesel and ethanol blended fuels will also be utilized in a series of tests.

In October, 2006 a preliminary series of tests had been successfully completed on the 125 H.P. RadMax™ engine. The main objectives of these tests were to eliminate oil leaks from entering the combustion chamber, and to reduce compression losses. Based on several important modifications and tests over the last 90 days on the 125 H.P. RadMax™ engine, the RadMax™ is ready for the next advanced stage of completing the activities required for an operating engine.

On January 3, 2007, we announced that we had successfully completed a statement of work agreement with an engineering, prototyping, and manufacturing services company to complete a working model RadMax™ pump.

The Phase I program is to design, demonstrate, and deliver a prototype RadMax™ pump within 16 weeks. The goal for the work program is to complete a pump suitable for supporting demonstration to potential customers and to prove that the RadMax™ pump is a positive displacement device, capable of processing approximately twice its internal volume every revolution, which means that a production unit could be half the size and weight of any competitive unit.

The Phase II program will be to design and demonstrate a working model RadMax™ compressor to prove the same efficiency as the RadMax™ pump, which will be half the size and weight of any competitive centrifugal compressor.

On January 30, 2007 we announced the following RadMax™ product development status:

  RadMax™ 125 hp engine design is currently being evaluated through computer modeling to determine mechanical, rotational and thermal stress; analysis contact forces; and engine resonant frequencies.
  42 horsepower RadMax™ engine and compressor prototypes designed and concept tested.
  RadMax™125 hp engine and pump prototypes designed and concept currently in testing stage.
  RadMax™ 125 hp engine design is currently being scaled to produce other sizes of the engine.

Next testing steps include:

  Construction of demonstration prototypes of RadMax™ pump and compressor configurations.
  Computer tests using advanced software for tests of RadMax™ 125 hp engine to determine and document:
    Validation of computer modeling
    Engine durability and performance benchmarks
    Engine seals performance
    Engine materials performance and material selection for durability
    Auxiliary engine systems (fuel, cooling, electrical, etc.) requirements.
  After completion of computer analysis, build working model prototype of RadMax™ engines for end users and potential licensees.

On March 14, 2007, we announced RadMax™ product development status:

  RadMax®125 hp prototype pump fabrication complete. Assembly and testing underway.
  RadMax®125 hp prototype radial shaft seals have been integrated to eliminate leakage between rotors and cams.
  RadMax® engine design is currently being scaled to produce other sizes of the engine, including smaller, air-cooled versions up to 10 horsepower for UAV applications.

Our next testing steps include:

  Performance measurements of prototypes of RadMax™ pump.
  Validation of radial shaft seals performance for pump and compressor.
  Pump durability and performance benchmarking.

In July 2007 we completed the pump testing and announced the following product development:

  Performance measurements of prototype of RadMax® pump completed.
  Axial Vane Positive Displacement Pump efficiency validated greater than 80%.
  Proprietary RadMax® radial shaft seals have been qualified for all low temperature applications (pumps, compressors).
  Validated ability to run dry, self-prime, and re-acquire prime.
  Measured suction to exceed 20 feet, lift (head) more than 80 feet.
  RadMax® 10-inch diameter prototype compressor fabrication is underway.
  Proprietary material will coat internal surfaces to facilitate safe run-dry operation.
  RadMax® Compressor includes many components common to RadMax® Pump, which reduces production unit cost.
  RadMax® Compressor designed for any gaseous use (air, refrigerant, carbon dioxide, etc.)

Planned testing steps include:

  Performance measurements of prototype RadMax® compressor.
  Validation of seals performance for compressor environment.
  Compressor durability and performance benchmarking including volume per revolution, compression ratio, and temperature increase due to compression.

On October 18, 2007 we announced the completion of a prototype, proof-of-concept pump. It proves performance that a RadMax® Pump is a positive displacement device, capable of processing approximately twice its internal volume every revolution. This means that a production unit could have identical performance with half the size and weight of any competitive unit. Reduction of weight is a significant performance parameter for all equipment, directly translating into reduction of energy requirements.

On March 3, 2008 we announced the successful completion of RadMax® Pump performance testing with breakthrough technology insertion. A recent breakthrough technology insertion promises to eliminate virtually all noise and internal pump friction and internal leakage, allowing the pump to achieve even greater efficiencies. Laboratory test to date show no wear or damage.

Our RadMax® technology compressors are one of the most efficient designed and are an important part of our business model. Validation of prototype design specifications, during this test period, will allow us to quickly move forward to negotiate potential revenue opportunities related to global refrigeration, air conditioning, industrial processes, and portable compressor applications.

Rand Cam™ Generator and Fuel Cell Technology

In April, 2005 we completed several successful, continuous combustion tests for the Rand Cam™ engine using gasoline fuel. The series of tests took place at SNK’s facilities, in Richmond, BC, on April 14, 2005, with starter speed of up to 490 RPM, utilizing a unique vane design that does not require vane tip seals. Eliminating the need for vane tip seals will reduce the manufacturing and maintenance costs significantly, therefore, resulting in a breakthrough with the technology. The Rand Cam™ engine design will be further tested for generator and hybrid car applications.

Anuvu Incorporated

On July 5, 2005, the Company announced the completion of an exclusive distributor agreement between the Company, REGI U.S. and Anuvu Incorporated. The Company paid $200,000 to exercise the rights to distribute the Anuvu Fuel Cell technology for Canada. REGI U.S. has the remaining option to pay $300,000 for the European rights of which $150,000 is to be paid within 90 days of the Agreement with the balance by November 30, 2005. The rights are subject to a royalty of 5% of gross sales. The Company and REGI U.S. will receive up to 1,000,000 warrants of Anuvu based on 2 warrants issued for every $1.00 paid for the Distribution rights. Each warrant will be exercisable to acquire one share of Anuvu’s common stock at $0.01 per share up to one year from the date of payment. As of February 28, 2006, the European rights have lapsed.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue	Net Earnings (Loss)
		$	Per Share	Diluted per share
April 30, 2008	$nil	228,188	0.01	0.01
January 31, 2008	$nil	(314,121)	(0.01)	(0.01)
October 31, 2007	$nil	(332,545)	(0.01)	(0.01)
July 31, 2007	$nil	(61,667)	–	–
April 30, 2007	$nil	(389,788)	(0.02)	(0.02)
January 31, 2007	$nil	(320,428)	(0.01)	(0.01)
October 31, 2006	$nil	(236,760)	(0.01)	(0.01)
July 31, 2006	$nil	427,278	0.02	0.02
April 30, 2006	$nil	(286,930)	(0.01)	(0.01)

Liquidity and Capital Resources

In the past, we have derived most of our development and operating capital primarily from the issuance of our capital stock and our subsidiary REGI U.S., Inc. We have also caused our subsidiary, Rand Energy Group Inc. to sell shares it owned in REGI U.S., Inc. Reg Technologies, Inc. also directly owns 3,320,000 shares of REGI U.S., Inc. with a value of US $3.5 million at August 20, 2008. Subsequent to the year ended April 30, 2008, Reg Technologies Inc. issued 1,315,168 units at $0.40 per unit for proceeds of $526,067, net finder’s fees of $23,070. Each unit consists of one share of common stock and one warrant. Each warrant will enable the investor to purchase one additional share at an exercise price of $0.50 per share in the first year or $0.60 per share in the second year.

We have been successful in the past in acquiring capital through the issuance of shares of our Common Stock, and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis, we would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

Liquidity

During the fiscal year ended April 30, 2008, we financed our operations and received $418,949 by:

(i)	net repayment of financial support to companies affiliated with the President of the Company in the amount of $166,215. These amounts are unsecured, non-interest bearing and due on demand;
(ii)	issuing capital stock for $651,140;

During the fiscal year ended April 30, 2008, we used cash in the amount of $1,348,819 on operating activities as compared to $1,197,762 for the same period last year through:

(i)	payment of consulting services and investor relations for $405,491
(ii)	Payment of research and development expenses $222,237
(iii)	payment of management and directors fees for $53,500;
(iv)	payment of professional fees for $149,443;
(v)	payment of transfer agent and filing fees for $56,776;
(vi)	payment of travel and promotion for $111,703;
(vii)	payment of wages and benefits for $223,473;
(viii)	payment of other general and administrative expenses for $126,196

Our cash position has decreased to $258.

Related Party Transactions

The Company shares office space, staff and service providers with a number of private and public companies with several directors in common. The amounts owed by related parties, totalling $16,491 (2007 - $58,420) are unsecured, non-interest bearing and due on demand. These parties are related due either parties acting as officers or directors of the Company or due to the President of the Company controlling or significantly influencing the related companies. Administrative fees, wages and benefits, public relations expenses, advertising expenses, secretarial services, consulting fees, and management fees and directors’ fees were paid to the officers, directors and companies controlled by officers and directors totalling $183,762 (2007 - $125,140) for services rendered.

Fourth Quarter

The Company realized net income of $228,188 for the quarter ended April 30, 2008, compared to a net loss of $511,543 for the same period in 2007. Advertising for the 4th quarter in 2008 was $10,440 compared to $22,757 for the same period in 2007 due to a decrease in publicity in the 4th quarter in 2008. Professional fees in the 4th quarter 2008 was $38,566 compared to $68,476 in the same period in 2007 while consulting fees was $14,268 in 2008 compared to $36,776 in 2007. Foreign exchange (gain)/loss in 2008 was ($18,988) compared to $18,202 in 2007 for the same period. Investor Relations consulting in the 4th quarter in 2008 was $6,779 compared to $83,162 in 2007 for the same period due a decrease in consulting in 2008, while stock-based compensation was $3,750 in 2008 compared to $192,263 in 2007 for the same period. Travel and promotion in the 4th quarter in 2008 was $5,700 compared to $62,671 in 2007, while wages was $32,357 in 2008 compared to $45,489 in 2007. Project consulting in the 4th quarter in 2008 was $25,691 compared to $66,056 in 2007 for the same period, while research and development in 2008 was $35,647 compared to $25,590 in 2007 for the same period.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosures concerning the Company’s research and development costs, deferred development costs and general and administrative expenses are provided as follows:

During the fiscal year ended April 30, 2008, the Company incurred the following for a total of $276,616:

(i)	prototype design and construction for $33,574;
(ii)	project overhead for $104,467
(iii)	research and development for $138,575.

Outstanding Share Data

The Company’s authorized share capital consists of:

50,000,000	Common shares without par value
10,000,000	Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
5,000,000	Class A non-voting shares without par value. Special rights and restrictions apply.

There were no Preferred shares nor Class A non-voting shares issued and outstanding. As at April 30, 2008, there are 23,942,759 common shares issued and outstanding.

Options outstanding at April 30, 2008 are as follows:

Exercise price ($)	Number of Shares
0.30	850,000
0.19	250,000
0.14	25,000

1,125,000

Controls and Procedures

The Company’s management has evaluated the effectiveness of Reg Technologies, Inc.’s disclosure controls and procedures and has concluded that such disclosure controls and procedures are effective for the year ending April 30, 2008. No changes were made in internal controls over financial reporting during the quarter ended April 30, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com